United States
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
Salton, Inc.
(Name of Issuer)
Salton, Inc.
APN Holding Company, Inc.
Harbinger Capital Partners Master Fund I, Ltd.
Harbinger Capital Partners Offshore Manager, L.L.C.
Harbinger Capital Partners Special Situations Fund, L.P.
Harbinger Capital Partners Special Situations GP, L.L.C.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $.01 per share
(Title of Class of Securities)
795757103
(CUSIP Number of Class of Securities)
William Lutz
Interim Chief Executive Officer and Chief Financial Officer
Salton, Inc.
1955 Field Court
Lake Forest, IL 60045
(847) 803-4600
Copies to:

Bruce Gutenplan, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000	Neal Aizenstein, Esq. Sonnenschein Nath & Rosenthal LLP 7800 Sears Tower Chicago, Illinois 60606-6404 (312) 876-8938
(Name, Address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)
This Statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.
Check the following box if the soliciting materials or information referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Value(1)	Filing Fee(2)
$170,476,743	$5,234

(1)	For purposes of calculating the filing fee only. The transaction value was based upon the product of 78,560,711, the maximum number of shares of common stock issuable in the transaction, and $2.17 per share, the average of the high and low price of the common stock on the New York Stock Exchange on April 10, 2007.

(2)	The filing fee was determined by multiplying .00003070 by the maximum aggregate value of the transaction.
     ☒ Check the box if any part of the fee is offset as provided by section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $5,234
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: Salton, Inc.
Date Filed: April 17, 2007

Introduction
          This Rule 13E-3 Transaction Statement on Schedule 13E-3 (together with the exhibits or annexes hereto, this “Schedule 13E-3”) is being filed by (1) Salton, Inc., a Delaware corporation (“Salton” or the “Company”), the issuer of the common shares, $.01 par value (the “Common Shares”), that is subject to the Rule 13e-3 transaction, (2) APN Holding Company, Inc., a Delaware corporation (“APN Holdco”), (3) Harbinger Capital Partners Master Fund I, Ltd., a Cayman Islands corporation (the “Master Fund”), (4) Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (the “Special Fund” and together with the Master Fund, “Harbinger Capital Partners”), (5) Harbinger Capital Partners Offshore Manager, L.L.C. (“Harbinger Management”), a Delaware limited liability company and the investment manager of the Master Fund and (6) Harbinger Capital Partners Special Situations GP, L.L.C., a Delaware limited liability company and the general partner of the Special Fund (“HCPSS”) (all of the foregoing collectively, the “Filing Parties” and each a “Filing Party”). HMC Investors, L.L.C., a Delaware limited liability company (“HMC Investors”), is the managing member of Harbinger Management. Harbert Management Corporation, an Alabama corporation (“HMC”), is the managing member of HMC Investors. HMC- New York, Inc., a Delaware corporation (“HMCNY”), is the managing member of HCPSS. HMC is the parent of HMCNY. The Master Fund, Harbinger Management, HMC Investors, the Special Fund, HCPSS, HMCNY and HMC are collectively referred to herein as the “Harbinger Parties” and each a “Harbinger Party”. This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of February 7, 2007, by and among Salton, SFP Merger Sub, Inc., a wholly-owned subsidiary of Salton, and APN Holdco (as amended from time to time, the “Merger Agreement”).
          Concurrently with the filing of this Schedule 13E-3, Salton is filing with the Securities and Exchange Commission a revised preliminary proxy statement (as amended from time to time, the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the annual meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon the proposals described therein, including proposals to approve:
          Proposal No. 1 — the issuance and reservation for issuance of shares of Salton common stock to holders of common stock of APN Holdco pursuant to the Merger Agreement;
          Proposal No. 2A — the terms and issuance of Salton Series D Preferred Stock to Harbinger Capital Partners Master Fund, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (together “Harbinger Capital Partners”);
          Proposal No. 2B — the terms and issuance of warrants, and the issuance of the underlying common stock upon exercise of the warrants, to Harbinger Capital Partners;
          Proposal No. 3 — an amendment to Salton’s certificate of incorporation to increase the authorized number of shares of common stock of Salton from 40,000,000 shares, $.01 par value per share, to 150,000,000 shares, $.01 par value per share, and correspondingly increase Salton’s total number of authorized shares of capital stock from 42,000,000 shares to 152,000,000 shares; and
          Proposal No. 4 — an adjournment of the Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals.
The affirmative vote of holders of a majority of the votes cast at the Annual Meeting is required to approve Proposals No. 1, 2A, 2B and 4 above. The affirmative vote of holders of a majority of the outstanding shares of Salton common stock (assuming conversion of all outstanding shares of Series A Preferred Stock into common stock) is required to approve Proposal No. 3 above regarding the amendment to Salton’s certificate of incorporation.

          The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.
          Salton has supplied all information contained in the Proxy Statement and this Schedule 13e-3 relating to Salton and its subsidiaries, directors and officers. The Harbinger Parties have supplied all information contained in the Proxy Statement and in this Schedule 13E-3 concerning the Harbinger Parties. APN Holdco has supplied all information contained in the Proxy Statement and this Schedule 13e-3 relating to APN Holdco and its subsidiaries, directors and officers. No other Filing Party, including the Company, takes responsibility for the accuracy of any information which was not supplied by such Filing Party.
          The filing of this Schedule 13E-3 shall not be construed as an admission by any of the Filing Parties or by an affiliate of a Filing Party that Salton is “controlled” by any other Filing Party or that any Filing Party is an “affiliate” of Salton within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.
          As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and amendment.
Item 1. Summary Term Sheet
          Regulation M-A Item 1001
          The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
          “Summary Term Sheet”
          “Questions and Answers About the Merger and the Annual Meeting of Stockholders”
Item 2. Subject Company Information.
          Regulation M-A Item 1002
          (a) Name and Address. The name of the issuer is Salton, Inc., a Delaware corporation, and the address of its principal executive office is 1955 Field Court, Lake Forest, Illinois 60045. The telephone number of its principal executive office is (847) 803-4600.
          (b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Questions and Answers About the Merger and the Annual Meeting of Stockholders — Why does Salton need to amend its certificate of incorporation to increase the number of authorized shares?”
          “Price Range of Salton Common Stock and Related Stockholder Matters”
          “Proposal No. 3 — Amendment to the Salton Certificate of Incorporation”

          (c) Trading market and price. The information set forth in the Proxy Statement under the caption ““Price Range of Salton Common Stock and Related Stockholder Matters” is incorporated herein by reference.
          (d) Dividends. The information set forth in the Proxy Statement under the caption “Price Range of Salton Common Stock and Related Stockholder Matters” is incorporated herein by reference.
          (e) Prior Public Offerings. The information set forth in the Proxy Statement under the caption “Price Range of Salton Common Stock and Related Stockholder Matters” is incorporated herein by reference.
          (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Security Ownership of Management and Principal Stockholders — Recent Securities Transactions” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
          (a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet — Parties to the Merger Agreement”
          “Security Ownership of Management and Principal Stockholders”
          “Identity and Background of Filing Persons”
          “Proposal No. 5 — Election of Directors”
          “Where You Can Find More Information”
          Annex J — Information Relating to Salton Director Designees
Item 4. Terms of the Transaction.
          Regulation M-A Item 1004
          (a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Questions and Answers About the Merger and the Annual Meeting of Stockholders”
          “Information About the Annual Meeting and Voting”
          “Special Factors”
          “The Merger Agreement”
          “Other Agreements”

          “Proposal No. 2 — Approval of the Issuance and Sale of Series D Preferred Stock and Warrants to Harbinger Capital Partners”
          Annex A — Agreement and Plan of Merger, dated as of February 7, 2007, by and among Salton, Inc., SFP Merger Sub, Inc. and APN Holding Company, Inc.
          Annex D — Form of Certificate of Designations for Salton, Inc. Series D Preferred Stock
          Annex E — Form of Warrant
          (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Questions and Answers About the Merger and the Annual Meeting of Stockholders”
          “Special Factors—Certain Effects of the Merger”
          “Special Factors—Plans for the Combined Company following the Merger”
          “Special Factors—Interests of Certain Persons in the Merger”
          “Special Factors—Financing”
          “The Merger Agreement—Treatment of Stock Options and Restricted Stock”
          “The Merger Agreement—Covenants-Directors’ and Officers’ Indemnification and Insurance”
          “Provisions for Unaffiliated Security Holders”
          (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet — No Appraisal Rights”
          “Information About the Annual Meeting and Voting — No Appraisal Rights”
          “Special Factors — No Appraisal Rights”
          (e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Provisions for Unaffiliated Stockholders” is incorporated herein by reference.
          (f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
          Regulation M-A Item 1005
          (a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”

          “Special Factors — Background of the Merger”
          “Special Factors — Interests of Certain Persons in the Merger”
          “Special Factors — Certain Relationships Between the Harbinger Parties, APN Holdco and Salton”
          “Other Agreements”
          “Security Ownership of Management and Principal Stockholders”
          Annex J — Information Relating to Salton Director Designees
          (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Price Range of Salton Common Stock and Related Stockholder Matters”
          “Special Factors—Background of the Merger”
          “Special Factors—Reasons for and Fairness of the Merger; Recommendation of the Board”
          “Special Factors—Interests of Certain Persons in the Merger”
          “Special Factors—Certain Relationships Between the Harbinger Parties, APN Holdco and Salton”
          “The Merger Agreement”
          “Other Agreements”
          “Proposal No. 2 — Approval of the Issuance and Sale of Series D Preferred Stock and Warrants to Harbinger Capital Partners”
          “Where You Can Find More Information”
          Annex A — Agreement and Plan of Merger, dated as of February 7, 2007, by and among Salton, Inc., SFP Merger Sub, Inc. and APN Holding Company, Inc.
          Annex D — Form of Certificate of Designations for Salton, Inc. Series D Preferred Stock
          Annex E — Form of Warrant
          (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Special Factors—Background of the Merger”
          “Special Factors—Interests of Certain Persons in the Merger”

          “Proposal No. 2 — Approval of the Issuance and Sale of Series D Preferred Stock and Warrants to Harbinger Capital Partners”
          (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Special Factors—Background of the Merger”
          “Special Factors—Reasons for and Fairness of the Merger; Recommendation of the Board”
          “Special Factors—Certain Effects of the Merger”
          “Special Factors—Financing”
          “Special Factors—Interests of Certain Persons in the Merger”
          “Special Factors—Certain Relationships Between the Harbinger Parties, APN Holdco and Salton”
          “The Merger Agreement”
          “Other Agreements”
          “Proposal No. 2 — Approval of the Issuance and Sale of Series D Preferred Stock and Warrants to Harbinger Capital Partners”
          “Security Ownership of Management and Principal Stockholders — Other Agreements Involving the Company’s Securities”
          Annex A — Agreement and Plan of Merger, dated as of February 7, 2007, by and among Salton, Inc., SFP Merger Sub, Inc. and APN Holding Company, Inc.
          Annex D — Form of Certificate of Designations for Salton, Inc. Series D Preferred Stock
          Annex E — Form of Warrant
Item 6. Purposes of the Transaction and Plans or Proposals
          Regulation M-A Item 1006
          (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Questions and Answers About the Merger and the Annual Meeting of Stockholders”
          “Special Factors—Purposes and Reasons of the Harbinger Parties and APN Holdco”
          “Special Factors—Certain Effects of the Merger”
          “Special Factors—Plans for the Combined Company after the Merger”

          “Special Factors—Interest of Certain Persons in the Merger”
          “The Merger Agreement—Consideration to be Received in Connection with the Merger”
          “The Merger Agreement—Treatment of Stock Options and Restricted Stock”
          “Proposal No. 2 — Approval of the Issuance and Sale of Series D Preferred Stock and Warrants to Harbinger Capital Partners”
          Annex A — Agreement and Plan of Merger, dated as of February 7, 2007, by and among Salton, Inc., SFP Merger Sub, Inc. and APN Holding Company, Inc.
          Annex D — Form of Certificate of Designations for Salton, Inc. Series D Preferred Stock
          Annex E — Form of Warrant
          (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Questions and Answers About the Merger and the Annual Meeting of Stockholders
          “Special Factors — Background of the Merger”
          “Special Factors — Purposes and Reasons of the Harbinger Parties and APN Holdco”
          “Special Factors — Position of the Harbinger Parties and APN Holdco as to Fairness”
          “Special Factors — Certain Effects of the Merger; Market for our Common Stock”
          “Special Factors — Conduct of Salton’s Business if the Merger is Not Completed”
          “Special Factors — Financing of the Merger”
          “Special Factors—Interests of Certain Persons in the Merger”
          “The Merger Agreement”
          “Other Agreements”
          “Proposal No. 2 — Approval of the Issuance and Sale of Series D Preferred Stock and Warrants to Harbinger Capital Partners”
          Annex A — Agreement and Plan of Merger, dated as of February 7, 2007, by and among Salton, Inc., SFP Merger Sub, Inc. and APN Holding Company, Inc.
          Annex D — Form of Certificate of Designations for Salton, Inc. Series D Preferred Stock
          Annex E — Form of Warrant
Item 7. Purposes, Alternatives, Reasons and Effects
          Regulation M-A Item 1013

          (a)-(c) Purposes; Alternatives; Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Questions and Answers About the Merger and the Annual Meeting of Stockholders
          “Special Factors—Background of the Merger”
          “Special Factors—Reasons for and Fairness of the Merger; Recommendation of the Board”
          “Special Factors — Purposes and Reasons of the Harbinger Parties and APN Holdco”
          “Special Factors — Position of the Harbinger Parties and APN Holdco as to Fairness”
          “Special Factors — Plans for the Combined Company following the Merger”
          “Special Factors — Conduct of Salton’s Business if the Merger is Not Completed”
          (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Questions and Answers About the Merger and the Annual Meeting of Stockholders
          “Special Factors—Background of the Merger”
          “Special Factors—Reasons for and Fairness of the Merger; Recommendation of the Board “
          “Special Factors—Certain Effects of the Merger; Market for our Common Stock”
          “Special Factors — Plans for the Combined Company following the Merger”
          “Special Factors—Conduct of Salton’s Business if the Merger is Not Completed”
          “Special Factors—Interests of Certain Persons in the Merger”
          “Special Factors—Material U.S. Federal Income Tax Consequences”
          “Special Factors—Fees and Expenses of the Merger”
          “The Merger Agreement”
          “Other Agreements”
          “Proposal No. 2 — Approval of the Issuance and Sale of Series D Preferred Stock and Warrants to Harbinger Capital Partners”
          Annex A — Agreement and Plan of Merger, dated as of February 7, 2007, by and among Salton, Inc., SFP Merger Sub, Inc. and APN Holding Company, Inc.
          Annex D — Form of Certificate of Designations for Salton, Inc. Series D Preferred Stock

          Annex E — Form of Warrant
Item 8. Fairness of the Transaction
          Regulation M-A Item 1014
          (a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Special Factors — Reasons for and Fairness of the Merger; Recommendation of the Board”
          “Special Factors — Other Factors Considered by the Salton Board”
          “Special Factors — Reports of Financial Advisor to the Board of Directors of Salton”
          “Special Factors — Opinions of Financial Advisor to the Board of Directors of Salton”
          “Special Factors — Purposes and Reasons of the Harbinger Parties and APN Holdco”
          “Special Factors — Position of the Harbinger Parties and APN Holdco as to Fairness”
          Annex B — Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated February 7, 2007
          Annex C — Bringdown Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated March 28, 2007
          (c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Questions and Answers About the Merger and the Annual Meeting of Stockholders”
          “Information About the Annual Meeting and Voting”
          “The Merger Agreement—Conditions to Completion of the Merger”
          (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Special Factors—Background of the Merger”
          “Provisions for Unaffiliated Stockholders”
          (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Special Factors—Background of the Merger”

          “Special Factors—Reasons for and Fairness of the Merger; Recommendation of the Board”
          (f) Other Offers.
          “Special Factors—Background of the Merger”
          “Special Factors—Reasons for and Fairness of the Merger; Recommendation of the Board”
          “Special Factors—Other Factors Considered by the Salton Board”
          Item 9. Reports, Opinions, Appraisals and Negotiations
          Regulation M-A Item 1015
          (a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Special Factors—Background of the Merger”
          “Special Factors—Reasons for and Fairness of the Merger; Recommendation of the Board”
          “Special Factors—Other Factors Considered by the Salton Board”
          “Special Factors — Reports of Financial Advisor to the Board of Directors of Salton”
          “Special Factors — Opinions of Financial Advisor to the Board of Directors of Salton”
          Annex B — Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated February 7, 2007
          Annex C — Bringdown Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated March 28, 2007
          (c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “Information About the Annual Meeting and Voting — Availability of Documents”.
Item 10. Source and Amount of Funds or Other Consideration
          Regulation M-A Item 1007
          (a)-(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Special Factors—Financing”
          “The Merger Agreement—Covenants—Financing of the Merger”
          “The Merger Agreement—Conditions to Completion of the Merger”

          “Proposal No. 2 — Approval of the Issuance and Sale of Series D Preferred Stock and Warrants to Harbinger Capital Partners”
          Annex A — Agreement and Plan of Merger, dated as of February 7, 2007, by and among Salton, Inc., SFP Merger Sub, Inc. and APN Holding Company, Inc.
          (c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Special Factors—Financing of the Merger”
          “Special Factors—Fees and Expenses of the Merger”
          “The Merger Agreement—Termination and Abandonment—Termination Fees”
          (d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Special Factors—Financing”
Item 11. Interest in Securities of the Subject Company
          Regulation M-A Item 1008
          (a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Special Factors—Interests of Certain Persons in the Merger”
          “Special Factors—Certain Relationships Between the Harbinger Parties, APN Holdco and Salton”
          “Proposal No. 2 — Approval of the Issuance and Sale of Series D Preferred Stock and Warrants to Harbinger Capital Partners”
          “Security Ownership of Management and Principal Stockholders”
          Annex J — Information Relating to Salton Director Designees
          (b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Other Agreements”
          “Proposal No. 2 — Approval of the Issuance and Sale of Series D Preferred Stock and Warrants to Harbinger Capital Partners”
          “Security Ownership of Management and Principal Stockholders — Recent Securities Transactions”

          Annex J — Information Relating to Salton Director Designees
Item 12. The Solicitation or Recommendation
          Regulation M-A Item 1012
          (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Questions and Answers About the Merger and the Annual Meeting of Stockholders
          “Information About the Annual Meeting and Voting”
          “Special Factors—Certain Effects of the Merger”
          “Special Factors—Reasons for and Fairness of the Merger; Recommendation of the Board”
          “Special Factors—Other Factors Considered by the Salton Board”
          “Special Factors — Purposes and Reasons of the Harbinger Parties and APN Holdco”
          “Special Factors—Interests of Certain Persons in the Merger”
          “Other Agreements — Commitment Agreement”
          “Security Ownership of Management and Principal Stockholders”
          (e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Questions and Answers About the Merger and the Annual Meeting of Stockholders
          “Special Factors—Background of the Merger”
          “Special Factors—Reasons for and Fairness of the Merger; Recommendation of the Board”
          “Special Factors—Other Factors Considered by the Salton Board”
          “Special Factors — Position of the Harbinger Parties and APN Holdco as to Fairness”
          “Proposal No. 2 — Approval of the Issuance and Sale of Series D Preferred Stock and Warrants to Harbinger Capital Partners”
Item 13. Financial Statements
          Regulation M-A Item 1010
          (a). Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Selected Financial Data of Salton”

          “Where You Can Find More Information”
          (b) Pro Forma Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Selected Unaudited Pro Forma Condensed Consolidated Financial Data”
          “Unaudited Pro Forma Condensed Financial Statements”
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
          (a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “Summary Term Sheet”
          “Questions and Answers About the Merger and the Annual Meeting of Stockholders”
          “Information About the Annual Meeting and Voting”
          “Special Factors—Background of the Merger”
          “Special Factors—Reasons for and Fairness of the Merger; Recommendation of the Board”
          “Special Factors — Opinions of Financial Advisor to the Board of Directors of Salton”
          “Special Factors—Fees and Expenses of the Merger”
          Annex B — Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated February 7, 2007
          Annex C — Bringdown Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated March 28, 2007
Item 15. Additional Information
          Regulation M-A Item 1011
          (b) Other Material Information. The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
Item 16. Exhibits
          (a)(1) Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 17, 2007, as amended by the revised Preliminary Proxy Statements on Schedule 14A filed with the Securities and Exchange Commission on June 5, 2007 and June 28, 2007.
          (a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.
          (a)(3) Letter to Stockholders, filed with the Securities and Exchange Commission along with the Proxy Statement.

          (a)(4) Notice of Annual Meeting of Stockholders, filed with the Securities and Exchange Commission along with the Proxy Statement.
          (a)(5) Press Release of Salton, Inc. issued on February 8, 2007 (incorporated herein by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by Salton, Inc. on February 9, 2007).
          (a)(6) Press Release of Salton, Inc. issued on February 13, 2007 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Salton, Inc. on February 14, 2007).
          (a)(7) Press Release of Salton, Inc. issued on March 28, 2007 (incorporated herein by reference to Exhibit 99.4 of the Current Report on Form 8-K filed by Salton, Inc. on March 29, 2007).
          (a)(8) Press Release of Salton, Inc. issued on May 1, 2007 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Salton, Inc. on May 2, 2007).
          (a)(9) Current Report on Form 8-K filed by Salton, Inc. on May 14, 2007.
          (a)(10) Press Release of Salton, Inc. issued on May 15, 2007 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Salton, Inc. on May 16, 2007).
          (b)(1) Commitment letter dated March 23, 2007 by and between Silver Point Finance, LLC and APN Holding Company, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Salton, Inc. on March 29, 2007).
          (b)(2) Letter Amendment dated May 4, 2007 by and between Silver Point Finance, LLC and APN Holding Company, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Salton, Inc. on May 14, 2007).
          (b)(3) Senior Credit Facility Commitment dated March 23, 2007 by and among Banc of America, N.A., Bank of America Securities LLC, APN Holding Company, Inc. and Applica Incorporated (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Salton, Inc. on March 29, 2007).
          (b)(4) Letter dated March 25, 2007 by and among Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and APN Holding Company, Inc. (incorporated herein by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by Salton, Inc. on March 29, 2007).
          (c)(1) Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated February 7, 2007, attached as Annex B to the Proxy Statement.
          (c)(2) Bringdown Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated March 28, 2007, attached as Annex C to the Proxy Statement.
          (c)(3) Presentation materials, dated February 2007, prepared by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., for the Special Committee and the Board of Directors of Salton, Inc.
          (d)(1) Agreement and Plan of Merger, dated as of February 7, 2007, by and among Salton, Inc., SFP Merger Sub, Inc. and APN Holding Company, Inc., attached as Annex A to the Proxy Statement.
          (d)(2) Commitment Agreement dated as of February 7, 2007 by and between Salton, Inc., Harbinger Capital Partners Master Fund I, Ltd., and Harbinger Capital Partners Special Situations Fund, L.P. (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by

          Salton, Inc. on February 9, 2007).
          (d)(3) Form of Stockholders Agreement by and between Salton, Inc., Harbinger Capital Partners Master Fund I, Ltd., and Harbinger Capital Partners Special Situations Fund, L.P. (incorporated herein by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by Salton, Inc. on February 9, 2007).
          (d)(4) Form of Registration Rights Agreement by and between Salton, Inc., Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P.(incorporated herein by reference to Exhibit 99.4 of the Current Report on Form 8-K filed by Salton, Inc. on February 9, 2007).
          (d)(5) Agreement, dated as of November 15, 2006, by and among Salton, Inc. and Harbinger Capital Partners Master Fund I, Ltd. (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Salton, Inc. on November 16, 2006).
          (d)(6) Amendment, dated as of December 15, 2006, by and among Salton, Inc. and Harbinger Capital Partners Master Fund I, Ltd. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Salton, Inc. on December 15, 2006).
          (d)(7) Stock Purchase Agreement dated as of December 28, 2006 by and between Salton, Inc. and Harbinger Capital Partners Master Fund I, Ltd. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Salton, Inc. on December 29, 2006).
          (d)(8) Registration Rights Agreement dated as of December 28, 2006 by and between Salton, Inc. and Harbinger Capital Partners Master Fund I, Ltd. (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Salton, Inc. on December 29, 2006).
          (d)(9) Debt Repurchase Agreement dated as of December 28, 2006 by and between Salton, Inc. and Harbinger Capital Partners Master Fund I, Ltd. (incorporated herein by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by Salton, Inc. on December 29, 2006).
          (d)(10) Rights Agreement dated as of June 28, 2004 between the registrant and UMB Bank, N.A., as Rights Agent (incorporated by reference to the Registrant’s Current Report on Form 8-K dated June 28, 2004).
          (d)(11) First Amendment to Rights Agreement dated as of June 7, 2006 by and between Salton, Inc. and UMB Bank, N.A. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Salton, Inc. on June 7, 2006).
          (d)(12) Second Amendment to Rights Agreement dated as of February 7, 2007 by and between Salton, Inc. and UMB Bank, N.A. (incorporated herein by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by Salton, Inc. on February 9, 2007).
          (d)(13) Salton/Maxim Housewares, Inc. Stock Option Plan (incorporated by reference to the Registrant’s Registration Statement on Form S-1 (Registration No. 33-42097)).
          (d)(14) Salton/Maxim Housewares, Inc. 1995 Employee Stock Option Plan (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 1995).
          (d)(15) Salton/Maxim Housewares, Inc. Non-Employee Directors Stock Option Plan (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 1995).

          (d)(16) The Salton, Inc. 1998 Employee Stock Option Plan (incorporated by reference to the Registrant’s Definitive Proxy Statement on Schedule 14A filed on December 2, 1998).
          (d)(17) The Salton, Inc. 1999 Employee Stock Option Plan (incorporated by reference to the Registrant’s Definitive Proxy Statement on Schedule 14A filed December 9, 1999).
          (d)(18) Salton, Inc. 2001 Employee Stock Option Plan (incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001).
          (d)(19) Salton, Inc. 2002 Stock Option Plan (incorporated by reference to Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2002).
          (d)(20) Amended and Restated Salton, Inc. Flexible Deferral Plan (incorporated by reference to the Registrant’s Current Report on Form 8-K dated September 8, 2005).
          (d)(21) Form of Stock Option Agreement (incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 2, 2005).
          (d)(22) Summary of Non-employee Director Compensation (incorporated by reference to the Registrants Annual Report on Form 10-K for the fiscal year ended July 2, 2005).
          (d)(23) Form of Restricted Stock Agreement (incorporated by reference to the Registrant’s Current Report on Form 8-K dated April 26, 2006).
          (d)(24) Employment Agreement effective as of December 10, 2005 between Salton, Inc. and William Lutz (incorporated by reference to the Registrant’s Current Report on Form 8-K dated April 26, 2006).
          (d)(25) Cross-license agreement between Salton and Applica Incorporated dated as of March 21, 2007.
          (f) None
          (g) None

Signatures
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 28, 2007

SALTON, INC.
/s/ William Lutz
Name:	William Lutz
Title:	Interim Chief Executive Officer and Chief Financial Officer

APN HOLDING COMPANY, INC.
/s/ William R. Lucas, Jr.
Name:	William R. Lucas, Jr.
Title:	Senior Vice President, General Counsel and Secretary

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners Offshore Manager, L.L.C.

By:	HMC Investors, L.L.C., Managing Member
By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

By:	HMC Investors, L.L.C., Managing Member
By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	HMC — New York, Inc., Managing Member
By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, L.L.C.

By:	HMC — New York, Inc., Managing Member
By:	/s/ William R. Lucas, Jr.
	Name:	William R. Lucas, Jr.
	Title:	Executive Vice President